April 4, 2008	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 18, 2008 concerning Post-Effective Amendment No. 20 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2008, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 21 to the Trust’s

Registration Statement as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Financial Industry Regulatory Authority

In light of the creation of the Financial Industry Regulatory Authority, please confirm that any references to the “National Association of Securities Dealers” or “NASD” in the Registration Statement have been revised accordingly.

The Trust confirms that all references in the Registration Statement to the “National Association of Securities Dealers” and “NASD” have been revised to refer to the “Financial Industry Regulatory Authority” or “FINRA,” as applicable.

Sonny Oh

April 4, 2008

PROSPECTUS FOR MULTIMANAGER PORTFOLIOS

1.	General

Given the fact that the Multimanager Portfolios names were changed within the past year, please provide disclosure indicating this fact as well as the former names.

The Trust has added the requested disclosure in the SAI. The Trust notes that the prospectus dated May 1, 2007 previously reflected the relevant name changes and their effective dates and, thus, the Trust does not believe that such disclosure is necessary in the prospectus dated May 1, 2008.

2.	Goals, Strategies & Risks – Principal Investment Strategies

(a)	With respect to the Multimanager Core Bond Portfolio (page 4) and Multimanager High Yield Portfolio (pages 9), please add investment strategy disclosure that corresponds to the “Leverage Risk” disclosure that was added on pages 5 and 10, respectively.

The Trust has made the requested change.

(b)	With respect to the Multimanager International Equity Portfolio (page 12), please clarify that the reference to “developing economies” corresponds to the description of “Emerging Markets Risk.”

The Trust has not made any changes in response to this comment because it does not believe that the correlation between “developing economies” and “Emerging Markets Risk” is unclear.

(c)	Please disclose the extent to which the Multimanager Large Cap Growth Portfolio (page 16), Multimanager Mid Cap Value Portfolio (page 22) and Multimanager Small Cap Growth Portfolio (page 24) may invest in derivatives.

The Trust has not made any changes in response to this comment because the prospectus currently discloses that each of the above referenced portfolios may invest in derivatives to a limited extent. In addition, additional information regarding the extent to which each portfolio may invest in derivatives is included in the SAI.

Sonny Oh

April 4, 2008

(d)	Please disclose the extent to which the Multimanager Core Bond Portfolio (page 4) may invest in “junk bonds.”

The Trust has not made any changes in response to this comment because the prospectus currently discloses that the Multimanager Core Bond Portfolio may invest in “junk bonds” to a limited extent. In addition, additional information regarding the extent to which the portfolio may invest in “junk bonds” is included in the SAI.

(e)	With respect to the Multimanager Mid Cap Growth Portfolio (page 20), please reconcile the change in benchmark from the Russell Mid Cap Growth Index to the Russell 2500 Growth Index (bottom of page 21) with the disclosure under “Key Terms - Mid Cap Companies” as well as the first paragraph under “Principal Investment Strategies,” which refers to the Russell Mid Cap Growth Index.

The Trust has made the requested change and has revised the relevant disclosure to consistently refer to the Russell 2500 Growth Index.

(f)	With respect to the Multimanager Mid Cap Value Portfolio (page 22), please reconcile the changes made under “Key Terms - Mid Cap Companies” as well as the change in benchmark from the Russell Midcap Value Index to the Russell 2500 Value Index (bottom of page 23) with the disclosure in first paragraph under “Principal Investment Strategies,” which refers to the Russell Mid Cap Value Index and the S&P Midcap 400 Index.

The Trust has made the requested change and has revised the relevant disclosure to consistently refer to the Russell 2500 Value Index.

(g)	With respect to the Multimanager Small Cap Value Portfolio (page 27), please clarify the disclosure under “Key Terms - Small Cap Companies.”

The Trust has made the requested change and has revised the relevant disclosure.

Sonny Oh

April 4, 2008

3.	Goals, Strategies & Risks – Principal Investment Risks

“Portfolio Turnover Risk” on page 37 of the prospectus provides that the Aggressive Equity Portfolio, Core Bond Portfolio, Health Care Portfolio, High Yield Portfolio, Large Cap Value Portfolio, Mid Cap Growth Portfolio, Small Cap Growth Portfolio and Technology Portfolio may experience a high portfolio turnover rate. Please confirm such disclosure is currently applicable and revise the “Principal Investment Risks” section of each Portfolio as well as provide the appropriate corresponding disclosure in the “Principal Investment Strategies” section, as applicable.

The Trust notes that the disclosure referenced in this comment is not included in the prospectus. However, the Trust has reviewed the sections of the prospectus entitled “Principal Investment Risks” and “Principal Investment Strategies” in response to this comment and has revised such sections to reflect those portfolios that are expected to engage in active and frequent trading as a principal investment strategy and that may, therefore, be subject to “Portfolio Turnover Risk” as a principal risk.

4.	Portfolio Performance

(a)	With respect to the Multimanager Small Cap Growth Portfolio (page 24), please explain the basis for not reflecting the actual performance of the Class A shares of the Portfolio beginning at their inception date. For example, please compare footnote “*” here with that provided to the performance tables for the Multimanager Small Cap Value Portfolio on page 28.

The Class A shares of the Multimanager Small Cap Growth Portfolio did not commence operations until January 22, 2008 and, therefore, this class of shares has no performance information of its own prior to such date.

(b)	With respect to the Multimanager Small Cap Growth Portfolio, the prospectus lists on page 26 the “Russell 2000 Growth Index” as its primary benchmark. Please explain to the staff why this is “an appropriate broad-based securities market index” within the meaning of Item 2(c)(2)(iii) of Form N-IA rather than an “additional index” as described in Item 2(c)(2), Instruction 2(b) of the form. Please note that the form encourages the use of additional indices that “reflect the market sectors in which the fund invests.” (See Item 22(b)(7), Instruction 6 of Form N-IA.)

Sonny Oh

April 4, 2008

The Trust believes that the use of the benchmark index referenced in the SEC staff’s comment is consistent with Item 2(c)(2)(iii) of Form N-IA. That item requires the use of “an appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A. Instruction 5 defines “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Russell 2000 Growth Index is administered by an organization that is not affiliated with the Trust, AXA Equitable or the Distributors and, therefore, meets the literal definition of “appropriate broad-based securities market index” as required by Form N-1A. The Trust also believes that the use of this index satisfies the requirement to use an “appropriate” benchmark index, given the types of issuers in which the portfolio may invest, and the requirement to use a “broad-based” index, given that the benchmark reflects the performance of a wide range and significant number of issuers.

(c)	In connection with Comment 4(b) above, please also confirm for all other portfolio summaries in all prospectuses that any primary benchmarks are representative of “an appropriate broad-based securities market index.”

The Trust confirms its belief that each portfolio’s benchmark index is “an appropriate broad-based securities market index” for purposes of Form N-1A for similar reasons as discussed in response to Comment 4(b) above.

5.	Portfolio Fees and Expenses (Applies to All Prospectuses)

(a)	Where applicable, in footnote “***,” please disclose and/or confirm that those costs that are excluded under the Expense Limitation Agreement are reflected in the net expense ratios.

The Trust confirms that the costs excluded from the Expense Limitation Agreement are reflected in the net expense ratios, as applicable.

(b)	To the extent that any of the portfolios invest in investment companies, or entities that would be investment companies but for certain exceptions, they must reflect acquired fund fees and expenses in the fee table pursuant to Instruction (3)(f)(1) to Item 3 of Form N-1A.

Sonny Oh

April 4, 2008

The Trust has included the disclosure required by Instruction (3)(f)(1) to Item 3 of Form N-1A, where applicable.

(c)	Footnote “***” to the fee tables states that the reimbursement or waiver obligations under the Expense Limitation Agreement are triggered when they exceed “the amount shown” as net operating expenses. Each prospectus states under the section entitled “Expense Limitation Agreement” (page 55 of the Multimanager Portfolios prospectus, page 42 of the Allocation Portfolios prospectus and page 24 of the Target Allocation Portfolios prospectus) that these obligations are triggered at fixed amounts, which are also disclosed in the such section. Please reconcile the discrepancy and clarify footnote “***” as necessary.

The Trust does not believe that the relevant disclosure is inconsistent or unclear. However, because the majority of the portfolios are operating below the expense limits in effect for the portfolios, the Trust has revised the disclosure in footnote “***” to the fee tables to specifically state each of the applicable expense limits.

(d)	Please modify the third sentence of the paragraph preceding the example. The staff believes this sentence is misleading because many contracts impose a contingent deferred sales charge.

The Trust has not made the requested change. The relevant statement is intended to be responsive to Instruction 4(f) of Item 3 of Form N-1A and to reflect that there are no sales or other charges imposed on redemptions of shares of the Trust. The Trust notes that, directly following this statement, it discloses that the Example does not reflect Contract-related fees and expenses.

Sonny Oh

April 4, 2008

6.	How Portfolio Shares are Priced

(a)	Please explain to the staff the relevance of the new parentheticals regarding ETFs in the fourth and tenth bullet points on page 65 of the prospectus.

The Trust has included the relevant parentheticals in order to conform the valuation disclosure in each prospectus across the AXA fund complex. In addition, the Trust notes that each portfolio is permitted to invest in ETFs.

(b)	Please revise the third bullet point in this section to provide corresponding disclosure with regard to small- and mid-cap company securities as well as high yield securities. Please make conforming changes in all prospectuses.

The Trust has not made the requested change because Instruction 2 to Item 6(a) of Form N-1A requires such disclosure with respect to securities listed on foreign exchanges, but does not require similar disclosure with respect to small- and mid-cap or high yield securities.

PROSPECTUSES FOR ALLOCATION PORTFOLIOS AND TARGET ALLOCATION PORTFOLIOS

1.	Goals, Strategies & Risks – Principal Investment Risks

Please confirm that the principal risks under “Risks Associated with Underlying Portfolios” are in fact principal risks for the Allocation Portfolios and Target Allocation Portfolios, as applicable.

The Trust confirms that each risk set forth in italics in the sections of the prospectuses entitled “Principal Investment Risks” is a principal risk of investing in the relevant portfolio. The Trust notes that the specific risks referenced in the principal risk entitled “Risks Associated with Underlying Portfolios” are not necessarily the principal risks of a portfolio, but instead are principal risks of the Underlying Portfolios in which that portfolio invests and such disclosure is intended to provide investors with more information regarding the specific risks associated with the Underlying Portfolios. In addition, the Trust notes that the principal risks of the Underlying Portfolios referenced in “Risks Associated with Underlying Portfolios” were added to the prospectuses in response to previous SEC staff comments.

Sonny Oh

April 4, 2008

2.	Portfolio Fees and Expenses

Please explain the basis for including the last line item in the annual portfolio operating expense table – “Net Annual Operating Expenses (Excluding Acquired Fund Fees and Expenses).”

The Trust has deleted the line item “Net Annual Operating Expenses (Excluding Acquired Fund Fees and Expenses)” from the relevant fee tables.

3.	Information Regarding the Underlying Portfolios

With respect to the Target Allocation Portfolios prospectus, please note the absence of a “short term” asset class subheading in the table. Compare with asset classes listed on page 1.

The Trust has added a subheading for the “short term” asset class to the relevant table.

STATEMENT OF ADDITIONAL INFORMATION

1.	Portfolio Holdings

Please provide the disclosure required by Item 11(f)(1)(iii) regarding the lag time involved with the disclosure of portfolio holdings as described in the second and third paragraphs in this section.

The Trust has not made any changes in response to this comment because it believes the current disclosure is responsive to Item 11(f)(1)(iii).

2.	Committees of the Board

Please note that the third and fourth sentences in the second paragraph on page 38 are redundant.

The Trust has deleted the fourth sentence in the second paragraph on page 38.

Sonny Oh

April 4, 2008

MISCELLANEOUS

Please provide responses to all comments in the form of EDGAR correspondence.

This response letter has been filed in the form of EDGAR correspondence with Post-Effective Amendment No. 21.

*            *            *            *             *

Should you have any further comments on these matters, or any questions, please contact Clifford J. Alexander at (202) 778-9068, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP